Exhibit 99

YEAR 2000 DISCLOSURE CONTAINED IN THE SEARS, ROEBUCK AND CO. QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JULY 3, 1999.


Year 2000

This description updates the description of the Company's Year 2000 project on pages 29 and 31 of Sears 1998 Annual Report to Shareholders.

State of Readiness


Information Systems

As previously reported, the Company has completed an inventory and assessment of its mission critical (vital to business operations) information systems. As of July 9, 1999, approximately 97% of the Company's mission critical systems have either been remediated or assessed as not containing a Year 2000 compliance issue.
The Company expects to complete remediation and testing of the mission critical systems by September 1999. The Company has modified its certification program (final testing and validation) to require certification of mission critical and retired systems only. This certification process has begun, and the Company expects to complete it by November 1999. To assist in completing certification, the Company has issued a moratorium on deploying any changes into its systems production environment from July 1, 1999 through April 1, 2000 (subject to business critical changes) that are not related to the Year 2000 compliance project. A formal process has been developed for managing business critical changes implemented during the moratorium, including a retesting and recertification process where necessary.

Business Management

There have been no changes in the Company's assessment of its equipment and systems that contain embedded computer technology, its resale merchandise, or its mission critical, non-information systems service providers -- the Company believes that these areas do not pose a substantial Year 2000 compliance risk to the Company.

Merchandise Vendors

The Company had rated its vendors on a scale of green (on target to be compliant by July 1), yellow (on target to be compliant by July
1 but minor concerns about progress) and red (not on target to be compliant by July 1). The Company has performed site visits of all of its first tier vendors (50% of merchandise sales), and has performed follow-up site visits on certain first tier vendors that had been rated yellow or red. In addition, the Company has performed site visits on 32 second tier vendors (approximately 6% of merchandise sales), including all those that had been rated red or that were among the higher volume second tier vendors with yellow or green ratings. The Company has completed telephone conferences with all second tier vendors.

The Company now rates its vendors as either green or red. The green category consists of vendors that have represented to the Company that they were compliant, including the development of contingency plans, subject to the possible failure of the vendor's third party providers. The green category also includes vendors in the third tier that reported that they would be compliant by August 1, 1999. The Company recently requested from all such third tier vendors confirmation that they met their projected compliance dates.
All other vendors are rated in the red category. As of August 2, 1999, three first tier vendors (approximately 5% of merchandise sales), five second tier vendors (approximately 1% of merchandise sales) and 197 third tier vendors (approximately 2% of merchandise sales) were rated in the red category. The Company continues to monitor vendors rated in the red category, including reviewing follow-up progress reports, reviewing vendors' filings with the Securities and Exchange Commission (first and second tier only) and conducting electronic data interchange testing. The Company also plans additional site visits to selected vendors rated in the red category.


Contingency Plans

Each of the Company's business units is developing contingency plans that identify what actions need to be taken if a critical system, merchandise vendor or service provider is not Year 2000 compliant. These plans will be based on existing emergency response plans, business continuity plans and the results of the Year 2000 compliance project. The business units are considering various contingencies, such as alternative merchandise vendors and service providers, operational alternatives due to a loss of utilities or public services and manual transaction process alternatives due to a loss of a mission critical information system. The Company expects to finalize its contingency plans by October 1999. In addition, the Company anticipates completing in the fourth quarter of 1999 the development and rehearsing of its century rollover event management procedures.


Risks

The Company previously identified as a risk the failure to timely implement its new payroll processing system. The Company has now completed implementation of that system and no longer regards that system as a risk factor.

The Company believes that its most significant Year 2000 risk factors are:

- Failure of either of its two mission critical information systems service providers to make their systems Year 2000 compliant; and

- Failure of a first tier mission critical merchandise vendor, or multiple merchandise vendors or service providers, to supply merchandise or services for an extended period of time.

Although the occurrence of either of these scenarios could have a material adverse effect on the Company, the Company does not believe that any of these scenarios or any other Year 2000 compliance issues that would materially effect the Company's operations are reasonably likely to occur.


Costs

The Company estimates total costs (including external costs and the costs of internal personnel) related to its Year 2000 effort to be approximately $67 million, of which the Company (including
Sears Canada) has incurred approximately $47 million. In addition, the Company has accelerated the planned development of new systems with improved business functionality to replace systems that were not Year 2000 compliant, including the Company's new payroll processing system. The Company expects these systems will cost approximately $81 million, of which the Company has incurred approximately $72 million. The Company funds Year 2000 costs with cash flows from operations.